Exhibit 12.2

CRESTWOOD MIDSTREAM PARTNERS LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio)

	Three Months Ended March 31,
	2018	2017
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for non-controlling interest and equity earnings (including amortization of excess cost of equity investment) per statements of income	$20.0	$(29.6)
Add:
Fixed charges	25.9	33.0
Amortized capitalized interest	0.2	0.1
Distributed income of equity investees	11.8	7.8
Less:
Capitalized interest	(0.5)	(0.3)
Distributions to non-controlling interest	—	(3.8)
Total earnings available for fixed charges	$57.4	$7.2

Fixed charges:
Interest and debt expense	24.9	26.8
Interest component of rent	1.0	2.4
Distributions to non-controlling interest	—	3.8
Total fixed charges	$25.9	$33.0

Ratio of earnings to fixed charges(1)	2.2	—	(2)

(1)
For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax income from continuing operations before adjustment for non-controlling interest and income from equity investee plus fixed charges (excluding capitalized interest) and amortized capitalized interest. "Fixed charges" represents interest expense and capitalized, amortization of debt costs, an estimate of the interest within rental expense, and preferred security dividend requirements of consolidated subsidiaries.

(2)	Earnings for the three months ended March 31, 2017 were inadequate to cover fixed charges by approximately $25.8 million.